

newgold™
TSX: NGD NYSE American: NGD

NEW GOLD ANNOUNCES MINE LIFE EXTENSION AT BOTH NEW AFTON AND RAINY RIVER; OUTLINES STRONG FREE CASH FLOW PROFILE OVER NEXT THREE YEARS

Provides Three-Year Operational Outlook and Files Updated Technical Reports for New Afton and Rainy River Mines

(All amounts are in U.S. dollars unless otherwise indicated)

February 12, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to provide its three-year operational outlook and announces the filing of Technical Reports for the New Afton and Rainy River mines. The Technical Reports were prepared in compliance with National Instrument 43-101 ("NI 43-101"). The Company is also providing its updated Mineral Reserve and Mineral Resource Statement as of December 31, 2024. The Technical Reports are available on SEDAR+ at www.sedarplus.com and on the Company's website at www.newgold.com. The Company will be hosting a conference call and webcast on Thursday, February 13, 2025 at 1:00 pm Eastern Time to discuss its operational outlook and Technical Report highlights.

The Company uses certain non-GAAP financial performance measures throughout this release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release for more information. Numbered note references throughout this news release are to endnotes which can be found at the end of this news release.

New Projects Drive Mine Life Extensions at Both Assets with Significant Upside Remaining

"Today's life-of-mine plans successfully outline New Gold's strong production profile with reducing costs, strong free cash flow generation and increasing net asset value, while also highlighting exciting opportunities to build on over the longer-term," stated Patrick Godin, President and CEO. "Our exploration efforts translated to successfully replacing mining depletion of Reserves in 2024. At New Afton, the East Extension expansion adds high-grade material to a low risk, low-cost operation while C-Zone's increased draw height extends mine life at no additional capital. At Rainy River, the Phase 5 expansion extends the open pit, accomplishing our main mine plan objectives to push processing of the low-grade stockpile into the future and keep the mill full to the end of 2029. The life-of-mine plans described in the two Technical Reports provide an excellent base on which the Company can build in the years to come. Significant upside and opportunities have been outlined at each project and I look forward to updating you on our progress."

New Afton Life-of-Mine Highlights

- Copper and gold Mineral Reserves increased by 15% and 13%, respectively, compared to year-end 2023.
- C-Zone Mineral Reserves tonnes increased by 27% year-over-year with an increase in draw height to 450 metres, extending the New Afton reserve mine life to 2031. These additional Mineral Reserves come at no additional capital cost.
- The East Extension zone is added to Mineral Reserves for the first time, following completion of a technical study in 2024. East Extension, with copper and gold grades more than double C-Zone grades, adds high-grade, supplementary mill feed during the C-Zone production period, while providing a platform for further growth in the Eastern Sector of the mine.
- The increased Mineral Reserves are the basis for the life-of-mine plan outlined in the updated New Afton Technical Report. With the C-Zone block cave ramping-up production as planned, copper and gold production are expected to increase significantly through 2025 and over the next three-years.
- With the production rate returning to 16,000 tonnes per day by 2026, New Afton is established to deliver strong operating margins, driven by life-of-mine total operating costs averaging less than $30 per tonne. Together with a tapering capital cost profile, New Afton is expected to generate significant cash flow.
- Upside to the Technical Report remains with opportunities to optimize and extend mine life from the prospective K-Zone, HW Zone, and D-Zone. K-Zone, the focus of drilling in 2024, is not yet included in the Mineral Reserve and Mineral Resource estimates as the zone remains open at depth and to the east and further drilling is required to define the extent of the mineralization. Drilling will benefit from the completion of a new underground exploration drift expected to be completed in 2025.



Rainy River Life-of-Mine Highlights

- The Rainy River Mineral Reserve, Mineral Resource, and Technical Report updates are the culmination of a comprehensive technical review, resulting in a 2% reduction in Mineral Reserves on top of mining depletion and providing a solid foundation for the life-of-mine plan.
- Open pit Mineral Reserves have decreased compared to year-end 2023, partly offset by increased Mineral Reserves in the planned Phase 5 pushback. The Phase 5 pit design has been optimized to reduce the strip ratio. No additional open pit mining equipment is required for mining Phase 5 and total capital waste stripping, for Phase 4 and Phase 5 combined, is estimated at $116 million.
- Underground Mineral Reserves increased to approximately 1.34 million ounces of gold, more than replacing depletion from underground mining, mostly through the expansion of underground mining zones.
- Gold Mineral Resources have increased by 76% compared to year-end 2023, driven by a significant expansion of the open pit resource pit shell. Technical studies are planned to evaluate these opportunities, with an objective to further extend the open pit mine life.
- The updated Rainy River life-of-mine plan maintains a strong gold production profile, averaging approximately 300,000 ounces per year over the next three years. Inclusion of Phase 5 for the first time extends open pit mining to 2028, defers processing of the low-grade stockpile, and keeps the mill at full capacity until the end of 2029, while providing a platform for further open pit extension.
- The total unit operating cost is expected to remain relatively flat at $27 to $34 per tonne over the next five years, increasing from 2030 when only higher-grade underground ore is processed. Underground unit mining costs are expected to reduce as the underground mine ramps up to a steady-state production rate of approximately 5,800 tonnes per day by 2027, and as development requirements taper off.
- In addition to the open pit conversion opportunities noted above, further potential exists to expand existing near-surface and underground zones and identify new targets. 2024 was the first major drilling campaign at Rainy River since 2017, and initial results are already providing promising results.

2025 to Highlight Increasing Production and Decreasing Costs Leading to Strong Free Cash Flow Generation

"In 2024, the Company reached a free cash flow inflection point and 2025 will continue to build on that. This year, we expect to see the value from the significant investments made in recent years on our growth projects through increased production, decreasing costs, and substantial free cash flow generation," added Mr. Godin.

- Consolidated gold production is expected to increase by approximately 16% to 325,000 to 365,000 ounces in 2025, compared to 2024, driven by increasing production at Rainy River.
- Copper production is expected to be in-line with 2024 at 50 to 60 million pounds as the ramp-up in C-Zone throughput is offset by planned lower grades from both the exhaustion of the B3 cave and first draw bells from C-Zone.
- All-in sustaining costs (on a by-product basis)[1] are expected to decrease by $215 per ounce or 17% compared to the 2024 midpoint of guidance to between $1,025 to $1,125 per ounce in 2025, driven by higher production and lower operating costs from the New Afton C-Zone crusher and conveyor system and as the Rainy River Phase 4 strip ratio decreases.
- Total capital is expected to be $270 to $315 million, in-line with the 2024 guidance range, as New Afton C-Zone and Rainy River underground Main continue to ramp up and as development starts at the New Afton East Extension and Rainy River Phase 5 expansions.



Strong Free Cash Flow Yield Over Three-Year Period

"Our three-year outlook illustrates the significant margins our low-cost operations plan to achieve. Given the significant reduction in costs and expanding margins, at current commodity prices, New Gold is expected to generate significant cash flow over the next three years, translating to an impressive free cash flow yield through 2027," added Mr. Godin.

- 2026 and 2027 consolidated gold production is expected to be 55% higher (435,000 to 490,000 ounces) and 37% higher (375,000 to 445,000 ounces), respectively compared to 298,303 ounces in 2024 driven by increasing production profiles at both Rainy River and New Afton as growth projects are completed and ramped up in the near-term.
- Copper production continues to increase with 2027 copper production expected to be between 95 to 115 million pounds, approximately 94% higher than 2024 driven by increased grade and throughput from New Afton's C-Zone.
- All-in sustaining costs (on a by-product basis)[1] are expected to decrease by approximately 70% compared to the 2024 midpoint of guidance to between $400 and $500 per ounce driven by lower total cash costs, higher production from both operations, higher copper by-product and lower sustaining capital as the Rainy River Phase 5 expansion is completed in 2026.
- 2027 total capital is expected to be $70 to $95 million, decreasing significantly compared to 2024 as the New Afton C-Zone and East Extension infrastructure, Rainy River underground Main infrastructure and Rainy River Phase 5 expansion are completed.
- The higher production, lower costs, and lower capital spend over the 2025 to 2027 period are expected to drive increasing margins and generate significant free cash flow[2] for the Company.

Continuing to Prioritize Organic Growth Through Exploration

"With the free cash flow inflection point behind us and a clear corporate road map outlined in our updated technical reports, the Company remains focused on unlocking long-term value for our shareholders. Our 2025 exploration program is robust and will build on the successful results we released throughout 2024. At New Afton, there is a strong focus on advancing K-Zone, while continuing to explore for new copper-gold zones. At Rainy River, we are building on recent near-surface exploration successes, while continuing to target underground extension opportunities," added Mr. Godin.

- Consolidated exploration budget is approximately $30 million for 2025, building on the successful 2024 exploration program.
- 2025 exploration efforts at New Afton will build on discoveries of 2024, specifically around K-Zone. The Company reported encouraging results in the spring and again in the fall of 2024, in the area now known as the Eastern Sector. 2025 exploration will continue to prioritize and advance these organic growth targets, focusing on mine life extension with minimal incremental capital spend. Development of a second exploration drift utilizing the C-Zone infrastructure at the 4500 Level will accelerate underground drilling and provide the ideal drill platforms to support and maximize exploration efforts.
- Rainy River exploration efforts will continue to focus on adding high-tonnage open pit material to maintain mill feed at full capacity beyond 2029. The inclusion of Phase 5 into Mineral Reserves last year and into the mine plan this year exemplifies our near-surface exploration success leading to mill feed extension. In addition, the Company is reviewing the viability of additional pushbacks to the open pit which could represent significant additions to the life-of-mine without requiring additional exploration drilling. The 2025 exploration program will also focus on enhancing the production profile by targeting high-grade underground growth. Following the successful conversion to reserves at the Intrepid Zone, an underground drilling platform is being developed to accelerate exploration and definition drilling, and is expected be in operation in the fourth quarter of 2025.


Consolidated Three-Year Operational Outlook

The Company has assumed $30.00 per silver ounce and $4.00 per copper pound, and a foreign exchange rate of $1.40 Canadian dollars to $1.00 US dollar in its outlook.

Operational Estimates	2025 Guidance	2026 Guidance	2027 Guidance
Gold production (ounces)[2]	325,000 – 365,000	435,000 – 490,000	375,000 – 445,000
New Afton gold production (ounces)[2]	60,000 – 70,000	110,000 – 125,000	130,000 – 150,000
Rainy River gold production (ounces)[2]	265,000 – 295,000	325,000 – 365,000	245,000 – 295,000
Copper production (M lbs)	50 – 60	85 – 100	95 – 115
Cash costs per gold ounce sold (by-product)[1]	$600 - $700	$200 - $300	$125 - $225
All-in sustaining costs per gold ounce sold (by-product)[1]	$1,025 - $1,125	$675 - $775	$400 - $500
Capital Investment	2025 Guidance	2026 Guidance	2027 Guidance
Total capital ($M)	$270 - $315	$200 - $240	$70 - $95
Sustaining capital ($M)[1]	$95 - $110	$140 - $160	$40 - $55
Growth capital ($M)[1]	$175 - $205	$60 - $80	$30 - $40

2025 Consolidated Outlook

Gold production[2] is expected to be 325,000 to 365,000 ounces, approximately 16% higher than 2024 driven by increased production at Rainy River. Production is expected to strengthen in the second half of the year, with the first half of 2025 representing approximately 38% of annual production and the first quarter representing approximately 14%, as significant waste stripping at Rainy River is sequenced in the first quarter, and New Afton expedites exhaustion of the B3 cave. Copper production is expected to be between 50 to 60 million pounds, in-line with 2024 as the increased throughput from C-Zone at New Afton is offset by lower grades from the remaining life of the B3 cave. Copper production is expected to strengthen in the second half of the year, with the first half of 2025 representing approximately 43% of annual production and the first quarter representing approximately 20%

2025 total cash costs (on a by-product basis)[1] are expected to decrease by approximately 20% compared to the 2024 midpoint of guidance to between $600 and $700 per ounce driven by increased production from both operations. 2025 all-in sustaining costs (on a by-product basis)[1] are expected to decrease by approximately 17% compared to the 2024 midpoint of guidance to between $1,025 and $1,125 per ounce driven by lower total cash costs and higher production from both operations. Total cash costs (on a by-product basis)[1] and all-in sustaining costs (on a by-product basis)[1] are expected to decrease quarter-over-quarter throughout 2025 due to increasing production and a lower strip ratio at Rainy River in the second half of 2025.

Total capital is expected to be $270 to $315 million, of which, sustaining capital[1] is expected to be $95 to $110 million, and growth capital[1] is expected to be $175 to $205 million.


Sustaining capital[1] is expected to be approximately $15 million or 13% lower than the 2024 midpoint of guidance. The sustaining capital[1] spend primarily relates to capital stripping activities at Rainy River and tailings dam raises and maintenance. As previously disclosed, 2024 sustaining capital is expected to be $20 million lower than the low end of the guidance range and included lower capitalized stripping at Rainy River. 2025 sustaining capital includes approximately $40 million in Phase 4 capital stripping due to the focus on waste stripping in the first quarter at Rainy River (and the resulting capitalization of mining costs) and approximately $10 million related to the Phase 5 expansion. Sustaining capital[1] is expected to trend lower through the second half of the year, as Phase 4 stripping activities at Rainy River are completed. The first half of 2025 is expected to represent approximately 75% of the sustaining capital spend.

Growth capital[1] at New Afton relates to completing the C-Zone development and starting East Extension development and at Rainy River relates to advancing underground development at the Intrepid and underground Main zones. The first half of 2025 is expected to represent approximately 55% of the growth capital spend.



New Afton Operational Outlook

2025 New Afton Outlook

Operational Estimates	2025 Guidance
Gold production (ounces)[2,3]	60,000 – 70,000
Copper production (Mlbs)	50 - 60
Cash costs per gold ounce sold (by-product)[1]	($675) – ($575)
Cash costs per gold ounce sold (co-product)[1]	$725 - $825
Cash costs per copper pound sold (co-product)[1]	$2.00 - $2.50
All-in sustaining costs per gold ounce sold (by-product)[1]	($625) – ($525)
All-in sustaining costs per gold ounce sold (co-product)[1]	$775 - $875
All-in sustaining costs per copper pound sold (co-product)[1]	$2.00 - $2.50
Capital Investment	2025 Guidance
Total capital ($M)	$115 - $135
Sustaining capital ($M)[1]	$5 - $10
Growth capital ($M)[1]	$110 - $125

Gold production[2,3] is expected to be 60,000 to 70,000 ounces, in-line with 2024 (excluding gold produced from ore purchase agreements). Copper production is expected to be 50 to 60 million pounds, in-line with 2024. Higher throughput from C-Zone is offset by lower grades as the B3 cave is exhausted during the first half of 2025. C-Zone is expected to average approximately 8,300 tonnes per day in 2025 and remains on-track to reach the throughput rate of 16,000 tonnes per day in 2026. Production is expected to significantly strengthen in the second half of the year as the B3 cave is exhausted and C-Zone continues its ramp-up. The first half of 2025 is expected to represent approximately 45% of the annual gold and copper production, with the first quarter expected to represent approximately 20%.

Total cash costs (on a by-product basis)[1] are expected to decrease compared to the 2024 midpoint of guidance to between ($675) and ($575) per ounce due to C-Zone production increasing at lower mining costs and as a result of the elimination of truck haulage from the B3 cave. All-in sustaining costs (on a by-product basis)[1] are expected to decrease compared to the 2024 midpoint of guidance to between ($625) and ($525) per ounce due to lower total cash costs, higher production and lower sustaining capital. Total cash costs[1] and all-in sustaining costs[1] are expected to decrease on a quarterly basis throughout 2025 as throughput increases as C-Zone continues to ramp up.

Total capital is expected to be $115 to $135 million. Sustaining capital[1] is expected to be $5 to $10 million, including approximately $5 million related to tailings management and $5 million related to equipment. Growth capital[1] is expected to be $110 to $125 million related to the completion of the C-Zone project and starting the East Extension expansion. East Extension capital is expected to be $10 to $20 million. C-Zone project capital is primarily focused on mine development and other infrastructure installation, and


continued progress on stabilization and includes $15 million of carry over from 2024. East Extension capital is primarily related to mine development and equipment purchases. Growth capital is expected to be generally consistent throughout the year, with C-zone spend the focus of the first half and East Extension the second half.

The exhaustion of B3 earlier in the year and the continued ramp-up of mining at C-Zone through the year position New Afton to generate increasing free cash flow quarter over quarter through 2025.

2025 New Afton Exploration Outlook

2025 exploration expenditures at New Afton are expected to be approximately $17 million. New Afton is continuing to advance its organic growth strategy focusing on new mining zones that have the potential to extend mine life with minimal capital investment. There is a strong focus on K-Zone in 2025, where the Company is strengthening its position to delineate the zone's high-grade core and grow its overall footprint. 2025 K-Zone drilling will benefit from the development of a 700-metre exploration drift located at the 4500 level. The new drift will accelerate underground exploration drilling and provide ideal drill platforms for delineation. Drift development has commenced, and the first exploration drill bay is expected to be operational in the second quarter of 2025, with full completion scheduled for the third quarter.

In addition, the Company is applying its vectoring knowledge to explore for new zones of copper-gold porphyry mineralization within its land package and advance other strategic opportunities for mine life extension. New Afton's processing plant, infrastructure and tailings storage facility have sufficient capacity to process significantly more ore beyond the current New Afton mine life.


Rainy River Operational Outlook

2025 Rainy River Outlook

Operational Estimates	2025 Guidance
Gold production (ounces)[2]	265,000 – 295,000
Cash costs per gold ounce sold (by-product)[1]	$875 - $975
All-in sustaining costs per gold ounce sold (by-product)[1]	$1,250 - $1,350
Capital Investment	2025 Guidance
Total capital ($M)	$155 - $180
Sustaining capital ($M)[1]	$90 - $100
Growth capital ($M)[1]	$65 - $80

Gold production[2] is expected to be 265,000 to 295,000 ounces, an increase of 20% over the prior year due to a 25% increase in gold grade as the underground mining rate is expected to increase. Production is expected to significantly strengthen in the second half of the year as significant waste stripping activities are sequenced in the first quarter. The first half of 2025 is expected to represent approximately 37% of the annual production, with the first quarter expected to represent approximately 11%. Ore from the low-grade stockpile will be processed in the first quarter as Phase 4 stripping during the first quarter will set up the open pit for low strip, high ore extraction for the balance of this phase. After the first quarter, the remaining 2025 average Phase 4 strip ratio is expected to be approximately 1:1, increasing production for the balance of the year. Production in the second half of the year is expected to be consistent between the third and fourth quarter.

Total cash costs (on a by-product basis)[1] are expected to decrease by approximately 8% compared with the midpoint of the 2024 guidance range to $875 to $975 per ounce driven by higher production. All-in sustaining costs (on a by-product basis)[1] are expected to decrease by approximately 10% compared to the 2024 midpoint of guidance to $1,250 and $1,1350 per ounce due to higher production. Total cash costs (on a by-product basis)[1] and all-in sustaining costs (on a by-product basis)[1] are expected to decrease significantly on a quarterly basis throughout 2025 as low strip, open pit production increases and as the underground contribution increases throughout the year.

Total capital is expected to be $155 to $180 million. Sustaining capital[1] is expected to be $90 to $100 million, including $10 million related to Phase 5 expansion, approximately $40 million in Phase 4 capitalized waste (with Phase 4 stripping from 2024 $25 million below plan), $25 million towards the annual tailings dam raise, $10 million in capital parts and components replacement programs and $10 million related to equipment and other. Growth capital[1] is expected to be $65 to $80 million, related to the continued development of the Intrepid and underground Main Zones and also includes $10 million in additional equipment purchases, to eliminate future rental costs and increase equipment availability, and $5 million carried forward from 2024. As the mine continues to update sequencing for 2025 production, an additional $25 million is included in growth capital for access meters and owners costs, that was previously planned as operating costs.

Sustaining capital[1] is expected to be heavily first half weighted, trending lower in the second half of the year, with the first half of 2025 expected to represent approximately 75% of the 2025 sustaining capital spend. Similarly, growth capital[1] is expected to be first half weighted, with the first half expected to represent approximately 65% of the growth capital spend.



2025 Rainy River Exploration Outlook

2025 exploration expenditures at Rainy River are expected to be approximately $14 million. The Company is pursuing its objective to increase high-tonnage open pit ore to keep the processing plant operating at full capacity beyond 2029. Near-surface exploration is continuing in 2025, building on recent exploration success at Phase 5 and NW Trend which saw both Mineral Reserve and Resource growth, respectively. In addition, the Company is reviewing the viability of additional pushbacks to the open pit which could represent significant additions to the life-of-mine without requiring additional exploration drilling.

The 2025 exploration strategy also includes initiatives to increase feed grades and enhance the production profile. This includes converting Inferred Resources within the ODM core, following up on high-grade intervals recently intersected down-plunge of existing ore zones, and growing strike-extents at Intrepid to increase the ounces per vertical metre. Exploration at Intrepid will benefit from an underground drilling platform being developed to accelerate exploration and definition drilling. The new underground platform is scheduled to be operational in the fourth quarter.

Looking beyond the existing operational footprint, the Company will explore for untested targets on the property, focusing on finding quality ounces that can quickly be added to Rainy River's mine life. Soil and till geochemistry work will be carried out to generate targets, a proven method that led to the discovery of the Rainy River deposit.

2025 Sensitivities

A summary of key assumption sensitivities to all-in sustaining costs[1] can be found below:

Sensitivities	Copper Price	CDN/USD
Base Assumption	$4.00	$1.40
Sensitivity	+/- $0.25	+/- $0.05
All-In Sustaining Cost[1] per Ounce Impact		
Rainy River	-	+/- $40
New Afton	+/- $200	+/- $80
Consolidated	+/- $40	+/- $50


New Afton

Updated Technical Report Highlights

	Units	2025 NI 43-101 (Life-of-mine 2025-2031)
Production Summary		
Mineral Reserves Mine Life	Years	7
Ore Tonnes Mined	Mt	39.6
Gold Grade Mined	g/t	0.65
Copper Grade Mined	%	0.72
Ore Processed	Mt	39.6
Average Gold Recovery	%	84.5%
Average Copper Recovery	%	88.6%
Total Gold Production	Koz	696.6
Average Annual Gold Production – Life-of-mine	Koz	99.5
Total Copper Production	Mlbs	554.9
Average Annual Copper Production – Life-of-mine	Mlbs	79.3
Operating and Capital Costs Summary		
Mining Costs	$/t processed	11.93
Processing Costs	$/t processed	10.00
Site G&A Costs	$/t processed	3.55
Total Capital	$M	$191.0
Sustaining Capital[1]	$M	$43.4
Growth Capital[1]	$M	$147.6

- New Afton Mineral Reserves increased, replacing mining depletion by a factor of 209% for gold and 231% for copper compared to year-end 2023 due to the conversion of the East Extension zone and the increase of the C-Zone draw height to 450 metres. With this addition, the mine life has extended to 2031 at an increased processing rate of 16,000 tonnes per day beginning in 2026.

- The B3 draw strategy has been accelerated, prioritizing cave exhaustion to allow for the faster ramp up of C-Zone. B3 is planned to be exhausted in the first half of 2025. C-Zone will continue to ramp up through 2025, with mine development scheduled for completion in the second half of 2025 and production continuing through mid-2031.

- The East Extension project at New Afton adds high-grade ore, more than double the average grade of C-Zone, during the C-Zone production period, to a low risk, low-cost operation, while simultaneously providing a platform for further growth in the Eastern Sector. Inclusion of the East Extension into the mine mid-2026 through to the start of 2031 to complement C-Zone material. East Extension will be mined using the long-hole stoping method and ore production will commence in mid-2026 through to the start of 2031 at an average rate of 500 tonnes per day. East extension ore will be trucked to C-Zone crusher, and waste will be backhauled from C-Zone extraction for stope filling.

- The processing plant is planned to return to previously achieved throughput rates of approximately 6 Mtpa, or 16,000 tonnes per day by 2026. Average recoveries for the updated life-of-mine plan are 88.6% copper and 84.5% gold, lower than recent periods primarily driven by the increased processing rates. The cleaner circuit will be upgraded in 2025 to increase recoveries, partially offsetting the reduction due to higher processing rates.

- The Thickened and Amended Tailings (TAT) plant has sufficient capacity to accommodate the increased processing rate. The site has sufficient tailings storage capacity for the updated life-of-mine plan, with approximately 30 million tonnes of capacity remaining at the end of the current mine plan.


- Capital expenditures include the completion of the C-Zone project in 2025 and the development of the East Extension zone in 2025 and 2026. 2025 represents approximately 65% of life-of-mine capital with 2026 representing 22% with capital significantly decreasing from 2027 onwards. East Extension total capital is expected to be approximately $41 million; it will benefit from the ability to utilize the C-Zone materials handling, ventilation, and dewatering systems and other mine infrastructure. East Extension ramp development will take advantage of the exploration drift to drill K-Zone. East Extension is the first zone from the prospective Eastern Sector to be added to Mineral Reserves.

- Total block cave mining and processing costs are expected to remain comparable to 2024 actual costs over the next three years despite the increased production rate, due to lower fixed costs per tonne and the elimination of truck haulage from the B3 cave. As a result, unit operating costs per tonne are expected to decrease to be comparable with historical unit operating costs per tonne during production of the East and West block caves prior to 2022. All-in sustaining costs decrease significantly year over year as production increases and operating costs remain relatively consistent.

- The Company plans to continue to look for and identify opportunities to optimize and extend the mine plan including, extending mine life from the prospective K-Zone, HW Zone, and D-Zone, increasing Mineral Reserves and Resources via the identification of new zones during future exploration programs, processing improvements including recovery rates and thickened and amended tailings optimization, and improving cave performance.

- For a detailed breakdown of annual production, unit cost, and capital cost estimates, please see the full technical report filed on SEDAR+ at www.sedarplus.com and on the Company's website at www.newgold.com.



Rainy River

Updated Technical Report Highlights

	Units	2025 NI 43-101 (Life-of-mine 2025-2033)
Production Summary		
Mineral Reserves Mine Life	Years	9
Open Pit Tonnes Ore Mined	Mt	20.8
Open Pit Strip Ratio	Waste/Ore	2.30
Underground Ore Tonnes Mined	Mt	16.4
Tonnes Ore Processed	kt	52.9
Combined Average Gold Grade	g/t	1.25
Average Gold Recovery	%	92
Total Gold Production	Koz	1,959
Average Annual Gold Production – 2025-2027	Koz	304
Average Annual Gold Production – 2025-2029	Koz	280
Average Annual Gold Production – Life-of-mine	Koz	218
Operating and Capital Costs Summary		
Open Pit Mining Costs	$/t mined	5.16
Underground Mining Costs	$/t mined	37.50
Processing Costs	$/t processed	10.99
Site G&A Costs	$/t processed	5.40
Total Capital	$M	708.3
Sustaining Capital[2]	$M	378.2
Growth Capital[2]	$M	330.1

- The updated mine plan is based on a higher degree of confidence in the updated resource block model and is based on the latest face positions. This includes grade-capping on open pit Mineral Reserve blocks to mitigate risk associated with the remaining high-grade pockets.

- The updated open pit mine plan includes the addition of Phase 5, which was previously incorporated in Mineral Reserves at year-end 2023. Phase 5 adds 6.5 Mt of open pit ore at an average grade of 0.64 g/t gold and an average strip ratio of 4.05:1, including overburden. Phase 5 involves a pushback to the west of the main pit. Phase 4 of the open pit is expected to be completed in 2026. Phase 5 waste stripping is expected to commence in late-2025 and ramp up through 2026 until completion in 2028.

- The underground mine plan is based on the 2024 Mineral Reserves, updated using revised resource domains, estimation parameters, and additional drilling data. This resulted in additional underground ore tonnes at a lower average grade, for a 49,000 ounce increase in contained gold, net of depletion. The underground mine remains on track to ramp up to approximately 5,800 tonnes per day in 2027 (previously 5,500 tonnes per day).

- The additional ore from Phase 5 maintains full mill capacity to the end of 2029 when the low-grade stockpile is depleted. The mill is operated at reduced tonnage from 2030-2034 when only underground ore is processed.

- All tailings are routed to the tailings management facility. Three tailings dam raises are planned, one raise each year for the next three years, which provides sufficient tailings storage capacity for the life-of-mine.

- The low strip ratio from Phase 4 and increase in production decreases total cash costs and all-in sustaining costs over the next three years. Underground mining costs per tonne continue to decrease over the next five years as underground tonnes increase, with open pit costs per tonne increasing as tonnes decrease post 2028.


- Capital expenditures primarily include capital and deferred waste stripping, underground development, equipment purchases and maintenance and tailing management area capital. Total capital spending is relatively flat for the next two years, as Phase 4 and Phase 5 stripping is completed and the major underground Main zone infrastructure is completed, before reducing significantly for the remainder of the life-of-mine.

- The Company plans to continue to look for and identify opportunities to optimize and extend the mine life by expanding known Mineral Resources and adding Mineral Reserves to the open pit, to explore further pushbacks to the main pit and for the establishment of additional satellite pits, which are currently excluded from the Mineral Reserve Inventory, expand underground Mineral Resources and Mineral Reserves through exploration could provide additional mining flexibility and maximize opportunities for higher grade zones, and underground optimization has the potential to increase underground Mineral Reserves, reduce waste development, and/or increase underground production rates.

- For a detailed breakdown of annual production, unit cost, and capital cost estimates, please see the full technical report filed on SEDAR+ at www.sedarplus.com and on the Company's website at www.newgold.com.


Mineral Reserves and Mineral Resources (as at December 31, 2024)

As at December 31, 2024, New Gold is reporting Mineral Reserves and Mineral Resources as summarized in the table below. Detailed Mineral Reserve and Mineral Resource tables follow at the end of this press release.

Mineral Reserves and Mineral Resources Summary[a]	As at December 31, 2024[b]			As at December 31, 2023		
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves						
Rainy River	**2,126**	**5,535**	**-**	**2,421**	**6,343**	**-**
Open Pit	589	1,573	-	867	1,947	-
Underground	1,344	2,829	-	1,322	3,161	-
Stockpile	194	1,133	-	233	1,235	-
New Afton	**828**	**2,253**	**631**	**735**	**1,856**	**551**
Total Proven and Probable Mineral Reserves[c]	**2,954**	**7,788**	**631**	**3,156**	**8,199**	**551**
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves)[1]						
Rainy River	**1,294**	**4,573**	**-**	**837**	**2,218**	**-**
Open Pit	734	2,659	-	128	159	-
Underground	560	1,914	-	709	2,060	-
New Afton	**1,352**	**4,431**	**1,100**	**1,350**	**5,093**	**1,147**
Total Measured and Indicated Mineral Resources[c]	**2,646**	**9,004**	**1,100**	**2,187**	**7,312**	**1,147**
Total Inferred Mineral Resources[c]	**399**	**910**	**1**	**230**	**563**	**101**

a. Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this press release for the estimates as at December 31, 2024 and the Company's Annual Information Form dated March 31, 2024 for estimates as at December 31, 2023.
b. The Mineral Reserves and Mineral Resources stated above are as at December 31, 2024 and do not reflect any events subsequent to that date.
c. Numbers may not add due to rounding

As of December 31, 2024, New Gold reported total Mineral Reserves of 2,954,000 ounces of gold, 7.8 million ounces of silver, and 631 million pounds of copper. Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, totals 2,646,000 ounces of gold, 9.0 million ounces of silver and 1,100 million pounds of copper and Inferred Mineral Resources of 399,000 ounces of gold, 910,000 ounces of silver and 1 million pounds of copper.

New Afton reported Mineral Reserves of 828,000 ounces of gold and 631 million pounds of copper in the B3 and C-Zone block caves, and the newly incorporated East Extension, forming the basis for a reserves mine life to 2031. Mineral Reserves increased by 94,000 ounces of gold and 81 million pounds of copper in 2024 primarily due to the increase in C-Zone draw height and inclusion of East Extension, fully offsetting mining depletion for the year.

Rainy River reported total Mineral Reserves of 2,126,000 ounces of gold for year-end 2024. The impact of the updated block model and capping of Reserve blocks resulted in a reduction in remaining Phase 4 Mineral Reserves, partially offset by the Phase 5 design, which has been optimized to increase gold Mineral Reserves, adding 42,000 ounces of gold. Underground Mineral Reserves increased from 1,322,000 ounces of gold at the end of 2023 to 1,344,000 ounces of gold at the end of 2024, more than offsetting depletion from underground mining primarily as a result of exploration drilling completed in 2024 which has extended several zones at depth and along strike. Rainy River Indicated Mineral Resources increased 55% year-over-year in 2024, with a 470% increase in open pit resources primarily due to a potential pushback to the south of the open pit as a result of higher gold price assumptions and the inclusion of NW Trend following successful near-surface exploration.

The Company continues to target replacing mining depletion over the next few years, through extension of existing zones and inclusion of new mining zones.



Operational Outlook and Life-of-Mine Technical Session Webcast Details

The Company will host a Technical Session via webcast Thursday, February 13, 2025 at 1:00 pm Eastern Time to discuss the operational outlook.

• Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/LpXO3lgJWEK

• Participants may also listen to the conference call by calling North American toll free 1-888-699-1199, or 1-416-945-7677 outside of the U.S. and Canada, passcode 52116

• To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3V9yGSb to receive an instant automated call back.

• A recorded playback of the conference call will be available until March 13, 2025 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 52116. An archived webcast will also be available at www.newgold.com

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com



Endnotes

1. "Total cash costs", "all-in sustaining costs" (or "AISC"), "sustaining capital", "growth capital", and "free cash flow" are all non-GAAP financial performance measures that are used in this news release. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures and, why they are used by the Company, see the "Non-GAAP Financial Performance Measures" section of this news release.

2. Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

3. New Afton operational estimates are exclusive of any material from the ore purchase agreement.

4. New Gold produces copper and silver as by-products of its gold production. The calculation of consolidated total cash costs and all-in sustaining costs per gold ounce is net of by-product silver and copper sales revenue. As a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

Non-GAAP Financial Performance Measures

Cash Costs per Gold Ounce Sold

"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.

This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.

Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold's business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash costs information in this MD&A is net of by-product sales.

Further details regarding historical cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A for the three months and nine-months ended September 30, 2024 (the "2024 MD&A") accompanying New Gold's financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures".

All-In Sustaining Costs per Gold Ounce Sold

"All-in sustaining costs per gold ounce sold" or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold" based on guidance announced by the World Gold Council ("WGC") in September 2013. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.



"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

Further details regarding all in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the Q3 2024 MD&A accompanying New Gold's financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures".

Sustaining Capital and Sustaining Leases

"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Further details regarding sustaining capital and sustaining lease and reconciliations to the nearest IFRS measures are provided in the Q3 2024 MD&A accompanying New Gold's financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures".

Growth Capital

"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be "growth capital", which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details regarding growth capital and a reconciliation to the nearest IFRS measures are provided in the Q3 2024 MD&A accompanying New Gold's financial statements filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under the heading "Non-GAAP Financial Performance Measures".

Free Cash Flow

"Free cash flow" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

For additional information with respect to the non-GAAP measures used by the Company, including a reconciliation to the most directly comparable measure under IFRS, refer to the detailed "Non-GAAP Financial Performance Measure" section disclosure in the MD&A for the three months and nine-months ended September 30, 2024 filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.



MINERAL RESERVES AND MINERAL RESOURCES

New Gold's Mineral Reserve estimates as at December 31, 2024, are presented in the following table.

Mineral Reserves

	Tonnes 000s	Grade			Contained Metal		
		Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlb
RAINY RIVER							
Open Pit							
Proven	-	-	-	-	-	-	-
Probable	20,816	0.88	2.35	-	589	1,573	-
Proven & Probable	20,816	0.88	2.35	-	589	1,573	-
Underground							
Proven	250	3.69	29.67	-	30	238	-
Probable	16,175	2.53	4.98	-	1,314	2,591	-
Proven & Probable	16,424	2.54	5.36	-	1,344	2,829	-
Stockpile							
Proven	15,685	0.38	2.25	-	194	1,133	-
Probable	-	-	-	-	-	-	-
Proven & Probable	15,685	0.38	2.25	-	194	1,133	-
Total Rainy River							
Proven	15,935	0.44	2.68	-	223	1,371	-
Probable	36,991	1.60	3.50	-	1,903	4,164	-
Proven & Probable	52,926	1.25	3.25	-	2,126	5,535	-
NEW AFTON							
B3							
Proven	-	-	-	-	-	-	-
Probable	941	0.49	1.08	0.57	15	33	12
Proven & Probable	941	0.49	1.08	0.57	15	33	12
C-Zone							
Proven	-	-	-	-	-	-	-
Probable	37,664	0.64	1.62	0.70	772	1,957	585
Proven & Probable	37,664	0.64	1.62	0.70	772	1,957	585
East Extension							
Proven	-	-	-	-	-	-	-
Probable	962	1.31	8.51	1.63	41	263	35
Proven & Probable	962	1.31	8.51	1.63	41	263	35
Total New Afton							
Proven	-	-	-	-	-	-	-
Probable	39,567	0.65	1.77	0.72	828	2,253	631
Proven & Probable	39,567	0.65	1.77	0.72	828	2,253	631
TOTAL NEW GOLD							
Proven & Probable					2,954	7,778	631

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.



MINERAL RESOURCES

New Gold's Mineral Resource estimates as at December 31, 2024, are presented in the following tables:

Mineral Resources (Exclusive of Mineral Reserves)

	Tonnes 000s	Grade			Contained Metal		
		Gold g/t	Silver g/t	Copper %	Gold koz	Silver koz	Copper Mlb
RAINY RIVER							
Open Pit							
Measured	-	-	-	-	-	-	-
Indicated	25,216	0.90	3.28	-	734	2,659	-
Measured & Indicated	25,216	0.90	3.28	-	734	2,659	-
Inferred	2,198	0.59	1.52	-	42	107	-
Underground							
Measured	310	2.74	26.38	-	27	263	-
Indicated	9,556	1.74	5.37	-	533	1,651	-
Measured & Indicated	9,866	1.77	6.03	-	560	1,914	-
Inferred	5,465	2.03	4.56	-	356	800	-
Total Rainy River							
Measured	310	2.74	26.38	-	27	263	-
Indicated	34,772	1.13	3.86	-	1,267	4,310	-
Measured & Indicated	35,083	1.15	4.05	-	1,294	4,573	-
Inferred	7,663	1.62	3.68	-	398	908	-
NEW AFTON							
Underground (Bulk)							
Measured	51,195	0.85	1.81	0.67	958	2,976	758
Indicated	29,101	0.37	1.33	0.48	349	1,242	308
Measured & Indicated	80,297	0.51	1.63	0.60	1,307	4,217	1,066
Inferred	132	0.19	0.54	0.19	1	2	1
Underground (Stope)							
Measured	-	-	-	-	-	-	-
Indicated	1,346	1.02	4.93	1.14	44	213	34
Measured & Indicated	1,346	1.02	4.93	1.14	44	213	34
Inferred	-	-	-	-	-	-	-
Total New Afton							
Measured	51,195	0.58	1.81	0.67	958	2,976	758
Indicated	30,448	0.40	1.49	0.51	393	1,455	342
Measured & Indicated	81,643	0.51	1.69	0.61	1,352	4,431	1,100
Inferred	132	0.19	0.54	0.19	1	2	1
TOTAL NEW GOLD							
Measured & Indicated					2,646	9,004	1,100
Inferred					399	910	1

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.



Notes to Mineral Reserve and Resource Estimates

1. New Gold's Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

2. Mineral Reserves and Mineral Resources have been estimated based on the following metal price assumptions and foreign exchange rate criteria:

	Gold Price $/ounce	Silver Price $/ounce	Copper Price $/pound	Exchange Rate CAD:USD
Mineral Reserves	1,650	20.00	3.50	1.30
Mineral Resources	1,980	24.00	4.20	1.30

3. Cut-offs for Mineral Reserves and Mineral Resources are outlined in the table below:

Mineral Property		Mineral Reserves	Mineral Resources
Rainy River	Open Pit	0.30 g/t AuEq	0.30 g/t AuEq
	Underground	1.68 g/t AuEq	1.40 g/t AuEq
New Afton	Bulk Mining	24.00 $/t	0.33% CuEq
	Stoping	100.00 $/t	0.98% CuEq

4. New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Resources are not Mineral Reserves and do not have demonstrated economic viability. Numbers may not add due to rounding.

5. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

6. The preparation of New Gold's Mineral Reserves and Mineral Resources has been completed under the oversight and review of the following New Gold employees, all of whom are "Qualified Persons" as defined by NI 43-101.

Mineral Reserves	Mineral Resources
Rainy River	
Open Pit Mr. Jason Chiasson, P.Eng Chief Open Pit Engineer, Rainy River **Underground** Mr. Alexander Alousis, P.Eng Manager, Underground Mine, Rainy River	**Open Pit** Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Jason Chiasson, P.Eng Chief Open Pit Engineer, Rainy River **Underground** Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Alexander Alousis, P.Eng Manager, Underground Mine, Rainy River
New Afton	
Mr. Joshua Parsons, P.Eng Principal Mine Engineer, New Afton	Mr. Vincent Nadeau-Benoit, P.Geo Director, Mineral Resources, Geology, New Gold Mr. Joshua Parsons, P.Eng Principal Mine Engineer, New Afton



Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's three-year operational outlook; the Company's guidance and expectations regarding production, costs, capital investments and expenses on a mine-by-mine and consolidated basis, associated timing and accomplishing the factors contributing to those expected results; anticipated mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company's operations; planned activities and timing for 2025 and future years at the Rainy River Mine and New Afton Mine, including planned development and exploration activities and related expenses; expectations of successfully ramping up production at Rainy River's underground Main Zone throughout 2025 and expanding to Phase 5; expectation that gold production is expected to increase at Rainy River; expectations regarding the New Afton C-Zone successfully ramping up to full commercial production by the end of 2025 and development starts at the East Extension; expectations that copper, gold and silver production will increase significantly over the next three years at New Afton Mine; the Company's ability to extend New Afton Mine's mine life beyond 2031; expectations that the Company will extend New Afton mine life from the highly prospective K-Zone, HW Zone, and D-Zone; successfully increasing reserves and resources via identifying new zones during future exploration programs; successfully completing growth projects and the significant tapering off of capital spending projected as a result; and expectations that free cash flow will increase significantly in the coming years and successfully accomplishing the factors contributing thereto.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life-of-mine plans for the Rainy River Mine and the New Afton Mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; the ability to successfully implement strategic plans; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; management and reporting of environmental, social and governance ("ESG") matters; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; information systems security threats; adequate infrastructure; relationships with communities, governments and other stakeholders; perceived reputation amongst stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; and the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom. In addition, there are risks and hazards associated with the business of mineral exploration, development,



construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in this Annual Information Form. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information with respect to Mineral Reserves and Mineral Resources are those Qualified Persons set out in the notes to the Mineral Reserves and Mineral Resources Estimates as at December 31, 2024 above, each of whom is a Qualified Persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The scientific and technical information relating to the exploration has been reviewed and approved by Dr. Jean-François Ravenelle, Vice President, Geology for the Company. Dr. Ravenelle is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec. All other scientific and technical information contained in this news release has been reviewed and approved by Travis Pastachak, Senior Director, Project Development for the Company. Mr. Pastachak is a Professional Geoscientist and a member of the Professional Engineers and Geoscientists of Saskatchewan (APEGS). Dr. Ravenelle and Mr. Pastachak are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.